                        CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
Eagle Quest Golf Centers Inc.:

We consent to the inclusion of our report dated March 13, 1998, except as to note 16(a) which is as of April 2, 1998, with respect to the consolidated balance sheets of Eagle Quest Golf Centers Inc. and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the year ended December 31, 1997 and the period from incorporation on February 5, 1996 to December 31, 1996, which report appears in the Form S-3 of Family Golf Centers, Inc. dated on or about May 22, 1998 and to the reference to our firm under the heading "Experts" in the prospectus.


/s/ KPMG


Chartered Accountants
Vancouver, Canada

May 22, 1998